UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Management Network Group, Inc.

(Name of Issuer)

Common Stock, $.005 par value per share

(Title of Class of Securities)

561693 10 2

(CUSIP Number)

Benjamin Keiser

Elutions, Inc.

601 East Twiggs Street

Tampa, Florida 33602

(813) 419-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 561693102

1	NAMES OF REPORTING PERSONS Elutions, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,606,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,606,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 561693102

1	NAMES OF REPORTING PERSONS Engage Networks, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,606,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,606,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

CUSIP No. 561693102

1	NAMES OF REPORTING PERSONS Astra Family Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,606,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,606,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

CUSIP No. 561693102

1	NAMES OF REPORTING PERSONS Leventi Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,606,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,606,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 561693102

1	NAMES OF REPORTING PERSONS William Doucas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,606,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,606,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 561693102

1	NAMES OF REPORTING PERSONS Elizabeth Doucas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,606,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,606,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Explanatory Note:

Items 3, 4, 5 and 7 of the statement on Schedule 13D originally filed with the Securities and Exchange Commission by Elutions, Inc., Engage Networks, Inc., Astra Family Holdings, LLC, Leventi Irrevocable Trust, William Doucas and Elizabeth Doucas on March 7, 2014 (the “Schedule 13D”), relating to the common stock, $.005 par value per share (“Common Stock”) of The Management Network Group, Inc. (the “Issuer”), are hereby amended to the extent hereinafter expressly set forth. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

The agreement among the Reporting Persons relating to the joint filing of this Amendment No. 1 to the Schedule 13D is attached as Exhibit 99.3 hereto.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby deleted and replaced in its entirety with the following:

“On February 25, 2014, Elutions entered into an Investment Agreement with the Issuer, pursuant to which the Issuer agreed to issue and sell and Elutions agreed to acquire shares of Common Stock of the Issuer, the Issuer agreed to issue stock purchase warrants to Elutions, and a subsidiary of Elutions agreed to loan funds to a subsidiary of the Issuer.

The Investment Agreement is part of a proposed strategic relationship between Elutions and the Issuer, pursuant to which the parties intend to work together to market, sell and implement certain products, solutions and services developed by Elutions. As part of the strategic relationship, the parties intend to implement the relationship through client agreements, bilateral agreements and commercial framework documents entered into or taking effect at closing and from time to time thereafter in the ordinary course of business outlining the terms of the parties' commercial relationship with respect to business development and providing products, solutions and services to clients. In the strategic relationship, the Issuer will work with Elutions with respect to the marketing, sale, installation and implementation of Elutions’ “Maestro” products, solutions and services currently developed or developed in the future.

Pursuant to the Investment Agreement, on March 18, 2014 (the “Closing”), (a) the Issuer issued and sold 609,756 shares of Common Stock (the “Closing Shares”) to Elutions at a price of $3.28 per share, for an aggregate purchase price of $2,000,000, (b) a subsidiary of Elutions purchased at par and the Issuer's subsidiary, Cartesian Limited, issued a non-convertible promissory note (the “Note”) payable to such subsidiary in an aggregate original principal amount of US$3,268,664, payable in equivalent Great Britain Pounds Sterling, and the Issuer issued to Elutions a Common Stock Purchase Warrant (Tracking) related to the Note to purchase 996,544 shares of Common Stock of the Issuer for $3.28 per share (the “Tracking Warrant”), and (c) the Issuer issued to Elutions a Common Stock Purchase Warrant (Commercial Incentive) pursuant to which Elutions can earn the right to purchase up to 3,400,000 shares of Common Stock of the Issuer at prices ranging from $3.85 per share to $4.85 per share based on the Issuer’s financial results related to certain customer contracts obtained jointly by the Issuer and Elutions (the “Incentive Warrant”). The Incentive Warrant and the Tracking Warrant are referred to collectively below as the “Warrants”.

The following provisions of the Investment Agreement are subject to the Issuer obtaining stockholder approval of these provisions in accordance with the rules of the Nasdaq Stock Market, LLC: (i) exercise of the Incentive Warrant, (ii) the effectiveness of the economic anti-dilution provisions in the Warrants described below and (iii) the right of Elutions to purchase additional securities of the Issuer, in connection with future issuances by the Issuer, pursuant to purchase rights in the Warrants and preemptive rights granted to Elutions in the Investment Agreement and described below. The Issuer has agreed in the Investment Agreement to present a proposal for the approval of these provisions at the Issuer’s 2014 annual meeting of stockholders, currently scheduled for June 2014.

The Investment Agreement contains a number of agreements and covenants, including (i) certain affirmative and negative covenants relating to the Note applicable to the Issuer and its subsidiaries, (ii) an agreement of the Issuer to assign to Elutions certain customer contracts obtained jointly with Elutions if a competitor acquires control of the Issuer, (iii) confidentiality restrictions applicable to both parties, (iv) a standstill agreement of Elutions, (v) an agreement of the parties to negotiate in good faith for the purchase by Elutions of additional shares of Common Stock equal to 6.5% of outstanding shares from the Issuer or in open market purchases if Elutions then owns or is vested with the right to acquire 38.5% of the shares of Common Stock then outstanding, subject to any applicable stockholder approval requirements, (vi) the grant of a right of first offer to Elutions to loan funds to the Issuer in the future if the Issuer intends to incur or assume indebtedness, subject to a number of exceptions, (vii) a grant of pre-emptive rights to Elutions with respect to future issuances and sales of equity securities by the Issuer, subject to a number of exceptions, (viii) the right of Elutions to designate one member of the Board of Directors of the Issuer if it meets certain ownership thresholds, and (ix) restrictions on transfers of the acquired securities.

In accordance with the requirements of the Investment Agreement, Elutions and the Issuer entered into a Registration Rights Agreement at the Closing (the “Registration Rights Agreement”), pursuant to which the Issuer has obligations to register for resale the shares of Common Stock issued under the Investment Agreement and the Warrants. Under the Registration Rights Agreement, the Issuer granted to Elutions certain piggyback registration rights and agreed to file and maintain a resale shelf registration statement for the benefit of Elutions.

The Note issued at Closing by the Issuer’s subsidiary, Cartesian Limited, in the aggregate original principal amount of US$3,268,664, bears interest at the rate of 7.825% per year, payable monthly, and matures on March 18, 2019. The Note may be called by the holder at any time and may be prepaid by Cartesian Limited after 18 months if the trading price of the Issuer’s common stock exceeds $5.50 per share for a specified period of time and may be prepaid by Cartesian Limited at any time after 30 months. The obligations of Cartesian Limited under the Note are guaranteed by the Issuer pursuant to a Guaranty, dated March 18, 2014 (the “Guaranty”) and are secured by certain assets relating to client contracts involving Elutions pursuant to a Security Agreement, dated March 18, 2014, between the Issuer and the subsidiary of Elutions (the “Security Agreement”). Amounts outstanding under the Note may be applied to the exercise price of the Common Stock under the Tracking Warrant. Upon occurrence of an event of default, the Note would bear interest at 9.825% per year and could be declared immediately due and payable.

Under the Tracking Warrant issued to Elutions at the Closing, Elutions may acquire 996,544 shares of Common Stock of the Issuer for $3.28 per share at any time and from time to time through March 18, 2020. The Issuer may require Elutions to exercise or forfeit the Tracking Warrant at any time (i) after 18 months if the trading price of the Issuer’s common stock exceeds $5.50 per share for a specified period of time and the Issuer meets certain cash and working capital thresholds and (ii) after 30 months if the Issuer meets certain cash and working capital thresholds. To the extent amounts are outstanding under the Note, Elutions and the Issuer (if the Issuer is requiring exercise of the Tracking Warrant by Elutions as described above) may offset such amounts against the exercise price for shares of Common Stock acquired under the Tracking Warrant.

Under the Incentive Warrant issued to Elutions at Closing, Elutions can earn the right to purchase up to 3,400,000 shares of Common Stock of the Issuer at prices ranging from $3.85 per share to $4.85 per share based on the Issuer’s financial results as described below. The Incentive Warrant expires on March 18, 2020. The right to acquire shares pursuant to the Incentive Warrant may be earned by Elutions based upon certain revenues or cash received by the Issuer under customer contracts acquired jointly with Elutions through a five year period from March 18, 2014 until March 18, 2019. The number of shares of Common Stock that may be acquired under the Incentive Warrant is determined by dividing four percent of such revenues and cash recognized or received by the Issuer in each year during the five year period by the warrant exercise price per share for that year. In addition, the right to acquire shares may vest at the end of the five-year period for contracts that have been signed and with respect to which revenues are expected to be earned or cash is expected to be received after the end of the five-year period. The exercise price increases $0.25 per year for shares earned in each year of the five-year period and is payable in cash, provided that Elutions has the right to utilize a cashless exercise procedure to acquire shares of Common Stock under the Incentive Warrant for a limited period of time each year after the right to acquire such shares vests. Any shares utilized to exercise such cashless exercise right will not reduce the maximum number of shares that may be earned and acquired under the Incentive Warrant.

Each of the Warrants has economic anti-dilution protection provisions which provide for adjustments in the Warrants in the event of issuances or deemed issuances of shares of Common Stock by the Issuer at a price less than market price at the time of issuance, subject to a number of exceptions. Each of the Warrants also permits Elutions (subject to certain exceptions) to purchase shares in future equity offerings made by the Issuer on a pro rata basis to all stockholders, with such participation right based upon the maximum number of shares that may be purchased under the Warrant.

The source of funds for the purchase of the Closing Shares as described herein was the working capital of Elutions. The source of funds for the purchase of the Note as described herein was the working capital of Elutions’ subsidiary. The Reporting Persons currently anticipate that the source of funds for the exercise of any Warrants will be the working capital of Elutions or (x) in the case of the Tracking Warrant, an offset against the outstanding amount of the Note or (y) in the case of the Incentive Warrant, a cashless exercise of the Warrant.

The foregoing description of the Investment Agreement, the Note, the Tracking Warrant, the Incentive Warrant, the Registration Rights Agreement, the Guaranty and the Security Agreement is qualified in its entirety by reference to the full text thereof incorporated by reference herein as Exhibit 99.2, Exhibit 99.4, Exhibit 99.5, Exhibit 99.6, Exhibit 99.7, Exhibit 99.8, and Exhibit 99.9, respectively.”

Item 4.	Purpose of Transaction

The first sentence of the first paragraph of Item 4 of the Schedule 13D is hereby deleted and replaced in its entirety with the following sentence:

“The Reporting Persons acquired the securities of the Issuer covered by this Schedule 13D for investment purposes.”

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby deleted and replaced in their entirety with the following:

“(a) and (b)	As of March 19, 2014, Elutions owned the 609,756 Closing Shares and held all of the rights under the Tracking Warrant. Under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons may be deemed to have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own) the 609,756 Closing Shares and the 996,544 shares of Common Stock subject to the Tracking Warrant. The Closing Shares and the shares subject to the Tracking Warrant represent approximately 16.7% of the outstanding Common Stock of the Issuer, based on 8,031,774 shares of Common Stock outstanding as of February 21, 2014, as disclosed by the Issuer to Elutions in the Investment Agreement, plus the Closing Shares and the shares subject to the Tracking Warrant. Accordingly, the percentage of outstanding shares of Common Stock that may be beneficially owned by each Reporting Person is approximately 16.7%.

To the knowledge of the Reporting Persons, none of the Schedule I Persons (other than Elizabeth Doucas and William Doucas as described above) beneficially owns any Common Stock except as set forth on Schedule I attached hereto.

(c)	None of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the Schedule I Persons, has engaged in any transactions in the Common Stock during the past 60 days except as set forth in Item 3 above and except for Benjamin Keiser, an executive officer of Elutions, who purchased 1,400 shares of Common Stock on March 4, 2014 at a price of $3.63 per share.”

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits herewith:

Exhibit No.	Exhibit Name
99.3	Joint Filing Agreement, dated March 19, 2014, among Elutions, Engage Networks, Astra Holdings, the Leventi Trust, William Doucas and Elizabeth Doucas
99.4	Secured Loan Note Deed, dated March 18, 2014, issued by Cartesian Limited to Elutions Capital Ventures S.à.r.l. in the principal amount of US$3,268,664 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2014).
99.5	Common Stock Purchase Warrant (Tracking), dated March 18, 2014, between the Issuer and Elutions (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2014).
99.6	Common Stock Purchase Warrant (Commercial Incentive), dated March 18, 2014, between the Issuer and Elutions (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2014).
99.7	Registration Rights Agreement, dated March 18, 2014, between Elutions and the Issuer (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2014).
99.8	Guaranty, dated March 18, 2014, by the Issuer in favor of Elutions Capital Ventures S.à.r.l. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2014).
99.9	Security Agreement, dated March 18, 2014, between Elutions Capital Ventures S.à.r.l. and the Issuer (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 19, 2014

ELUTIONS, INC. By: /s/ Christopher Voss
Name: Christopher Voss Title: Chief Financial Officer

ENGAGE NETWORKS, INC. By: /s/ Christopher Voss
Name: Christopher Voss Title: Vice President, Secretary and Treasurer

ASTRA FAMILY HOLDINGS, LLC By: /s/ Elizabeth Doucas
Name: Elizabeth Doucas Title: Manager

LEVENTI IRREVOCABLE TRUST By: /s/ Elizabeth Doucas
Name: Elizabeth Doucas Title: Trustee

/s/ William Doucas
William Doucas

/s/ Elizabeth Doucas
Elizabeth Doucas

Schedule I

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Elutions and Engage Networks and the manager of Astra Holdings. Unless otherwise indicated, the present principal occupation of each person is with Elutions. The business address of each person is 601 East Twiggs Street, Tampa, Florida 33602. Unless otherwise indicated, all of the persons listed below are citizens of the United States of America. To the best knowledge of the Reporting Persons, except as set forth below, none of the persons listed below beneficially owns any shares of Common Stock of the Issuer.

Directors and Executive Officers of Elutions:

Name	Title/ Principal Occupation	Stock Ownership	Citizenship
William P. Doucas*	Chairman and Chief Executive Officer	See Items 5(a) and (b)
Christopher Voss*	Chief Financial Officer
Philippe Grosjean	Chief Technology Officer		France
Dominic Jones	Chief Commercial Officer		Britain
Benjamin Keiser	Chief Risk Officer	1,400 shares of Common Stock
John Lindup	Chief Operating Officer		Britain
Patrick Razavet	Chief Executive Officer – Europe & MEA		France

* Member of the Board of Directors

Directors and Executive Officers of Engage Networks:

Name	Title	Principal Occupation	Stock Ownership	Citizenship
Elizabeth Doucas*	Director	Director of Engage Networks	See Items 5(a) and (b)
William P. Doucas*	Chairman	Chairman and Chief Executive Officer of Elutions	See Items 5(a) and (b)
Christopher Voss	Vice President, Secretary and Treasurer	Chief Financial Officer of Elutions

 * Member of the Board of Directors

Manager of Astra Holdings:

Name	Title	Principal Occupation	Stock Ownership	Citizenship
Elizabeth Doucas	Manager	Director of Engage Networks	See Items 5(a) and (b)

EXHIBIT INDEX

Exhibit No.	Exhibit Name
99.3	Joint Filing Agreement, dated March 19, 2014, among Elutions, Engage Networks, Astra Holdings, the Leventi Trust, William Doucas and Elizabeth Doucas
99.4	Secured Loan Note Deed, dated March 18, 2014, issued by Cartesian Limited to Elutions Capital Ventures S.à.r.l. in the principal amount of US$3,268,664 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2014).
99.5	Common Stock Purchase Warrant (Tracking), dated March 18, 2014, between the Issuer and Elutions (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2014).
99.6	Common Stock Purchase Warrant (Commercial Incentive), dated March 18, 2014, between the Issuer and Elutions (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2014).
99.7	Registration Rights Agreement, dated March 18, 2014, between Elutions and the Issuer (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2014).
99.8	Guaranty, dated March 18, 2014, by the Issuer in favor of Elutions Capital Ventures S.à.r.l. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2014).
99.9	Security Agreement, dated March 18, 2014, between Elutions Capital Ventures S.à.r.l. and the Issuer (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2014).